October 9, 2024

Paul Bay
Chief Executive Officer
Ingram Micro Holding Corporation
3351 Michelson Drive, Suite 100
Irvine, CA 92612

       Re: Ingram Micro Holding Corporation
           Registration Statement on Form S-1
           Filed September 30, 2024
           File No. 333-282404
Dear Paul Bay:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Summary
Recent Developments
Preliminary Estimated Operating Results for the Thirteen Weeks Ended September 28, 2024,
page 12

1. Please remove your statement that readers should not place undue reliance on your preliminary estimates, as investors should be able to rely on the information presented. Please also clearly state, if true, that the basic and diluted earnings per share information gives effect to the stock split discussed on page 22. October 9, 2024
Page 2
The Offering, page 19

2. Page 22 indicates that a stock split will occur in conjunction with this offering. If it occurs prior to the effectiveness of this registration statement, please also revise your financial statements to give retroactive effect to the stock split. Otherwise, disclose, if true, that the stock split will occur after the effectiveness of this registration statement, but prior to the consummation of this offering. Refer to ASC 260-10-55-12 and SAB
       Topic 4:C.
Risk Factors
Risks Related to Our Reliance on Third Parties
We face a variety of risks in our reliance on third-party service companies..., page 57

3. We note your amended disclosure in response to prior comment 1. Please expand your disclosure to identify the major, large-scale cloud service provider that hosts Ingram
       Micro Xvantage. To provide additional context to investors, please also explain the applicable licensing terms or arrangements with such provider.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:   Cristopher Greer